SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No. 1)*

Zendesk, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

98936J101

(CUSIP number)

December 31, 2015

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98936J101	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS Mikkel Svane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,676,421
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,676,421
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,676,421
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12	TYPE OF REPORTING PERSON* IN

Item 1(a).	Name of Issuer: Zendesk, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1019 Market Street, San Francisco, CA 94103

Item 2(a).	Name of Person Filing: Mikkel Svane

Item 2(b).	Address of Principal Business Office or, if None, Residence: 1019 Market Street, San Francisco, CA 94103

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value (“Common Stock”)

Item 2(e).	CUSIP Number: 98936J101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 5,676,421 shares of Common Stock, which represents 3,466,493 shares held of record by Mikkel Svane, 2,208,224 shares subject to outstanding options which are exercisable within 60 days of December 31, 2015, and 1,704 shares subject to outstanding Restricted Stock Units which shall vest and be subject to settlement within 60 days of December 31, 2015.

(b)	Percent of Class: 6.1%

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,676,421

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,676,421

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d 1(b) or Rule 13d–1(c).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

MIKKEL SVANE

By:	/s/ Mikkel Svane
Mikkel Svane